UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
EPIX PHARMACEUTICALS, INC.
Full Name of Registrant
Former Name if Applicable: N/A
4 Maguire Road
Address of Principal Executive Office (Street and Number)
Lexington, MA 02421
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
In connection with its ongoing review of past stock option practices, EPIX Pharmaceuticals, Inc. (“EPIX”), upon the recommendation of management and the Audit Committee, has determined that it will restate its historical financial statements for the fiscal years 1997 through 2005 to record non-cash charges for stock-based compensation expense related to past stock option grants because the appropriate measurement dates for financial accounting purposes of certain stock option grants differ from the recorded grant dates of those awards. This restatement will be reflected in EPIX’s current Annual Report on Form 10-K for the fiscal year ended December 31, 2006 in lieu of amending all prior filings made pursuant to the Securities Exchange Act of 1934, as amended, which are affected by accounting errors in the application of APB Opinion 25, as described in the illustrative letter issued by the Chief Accountant of the Division of Corporation Finance and posted on the Securities and Exchange Commission’s website on January 16, 2007.
The independent investigation of EPIX’s stock option granting practices is not complete. EPIX is also completing its analysis of the accounting implications of the results of the investigation to date, and its preparation of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Additionally, EPIX’s outside independent accounting firm is in the process of auditing the findings of the investigation and the Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Consequently, EPIX is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 prior to the prescribed due date of March 16, 2007 without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kim C. Drapkin	781	761-7600

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
EPIX has concluded that its previously issued financial statements for the fiscal years 1997 through 2005, which are included in its Annual Report on Form 10-K for the years ended December 31, 1997 through 2005, the Quarterly Reports on Form 10-Q filed with respect to each of those fiscal years and the financial statements included in its Quarterly Reports on Form 10-Q for the first three quarters of fiscal year 2006 and all earnings press releases and similar communications issued by EPIX relating to such periods should no longer be relied upon and will be restated. In addition, the restatement will affect financial statements for prior fiscal years and, based on guidance recently issued by the Office of the Chief Accountant of the Securities and Exchange Commission, EPIX will reflect those adjustments as part of the opening balances for the fiscal year ended December 31, 2002. As EPIX’s review of past stock option practices is ongoing, EPIX cannot at this time reasonably estimate the amount of any such charges, the resulting accounting impact, or the impact of the review on internal controls over financial reporting.

EPIX PHARMACEUTICALS, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007	By:	/s/ Kim C. Drapkin
Kim C. Drapkin, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.